Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in thousands)
Fixed Charges
1 Interest expensed and capitalized	$100,718	$82,156	$73,095	$52,038	$48,314
2 An estimate of the interest factor in rental expense	6,225	4,706	5,223	3,836	3,643

Total Fixed Charges	$106,943	$86,862	$78,318	$55,874	$51,957

Earnings
1 Pre-tax income from continuing operations	$39,940	$81,546	$127,049	$5,042	$118,099
2 Fixed charges	106,943	86,862	78,318	55,874	51,957
3 Amortization of capitalized interest (less interest capitalized)	107	172	336	519	166

Total Earnings	$146,990	$168,580	$205,703	$61,435	$170,222

Ratio of Earnings to Fixed Charges	1.4	1.9	2.6	1.1	3.3